Exhibit 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of any Forms 3, 4 and 5 and/or representations furnished to the Fund, Cornelius T. Ryan filed an Initial Statement of Beneficial Ownership of Securities on Form 3, which showed no ownership of Fund shares, after the required time period due to difficulties associated with filing on EDGAR. The late filing did not relate to any transactions in Fund shares but rather to his election as a trustee in 2006.